ASV Inc.
Annual Report 2002

Celebrating **Twenty Years** of Leadership



Corporate Profile

A.S.V., Inc. designs, manufactures and sells a variety of rubber track crawlers along with related components, accessories and attachments.

ASV rubber track undercarriages are a primary component on Caterpillar© Multi Terrain Loaders. Five Cat© Multi Terrain Loader models are now available in North America. Worldwide distribution of Multi Terrain Loaders began in 2003.

ASV's patented rubber track undercarriage technology is unique and leads a rapidly growing industry. ASV rubber track undercarriages are recognized for their superior designs and innovations. ASV undercarriages allow equipment to traverse nearly any terrain with minimal impact to the ground. They are popular within industries such as construction, landscaping, agriculture and the military.

ASV's undercarriage technology gives users a unique combination of benefits. It offers mobility superior to traditional rubber tire vehicles, plus flotation and traction surpassing that of steel track machines. The result is a highly versatile work platform that can effectively operate in virtually any environment.

ASV machines are often the only machines able to work in extreme conditions such as soft, wet, swampy, rough and hilly terrains. Very low ground pressure and non-destructive tracks also make ASV equipment an ideal solution for work on finished surfaces such as concrete or asphalt pavements, sod and landscaping without causing damage.

ASV is an affiliate of Caterpillar Inc. and sells its products through Caterpillar dealers in the United States and Canada. ASV also sells its products through independent equipment dealers in the United States, Canada, Australia, New Zealand and Portugal.


RC-100




CAT
287

Financial Highlights

(Dollar amounts in thousands, except per share data)	Years ended December 31, 2002	2001	2000	1999	1998
Net Sales	**$ 44,237**	$ 50,081	$ 43,860	$ 36,168	$ 39,019
Net Earnings	**1,353**	756	1,451	1,412	3,366
Net Earnings Per Share - Diluted	**.13**	.07	.15	.14	.40
Working Capital	**47,366**	47,790	47,224	36,497	17,416
Total Assets	**57,210**	57,941	55,006	48,650	29,533
Long-Term Liabilities, Less Current Portion	**1,980**	2,013	2,117	2,197	2,464
Shareholders' Equity	**50,467**	50,571	49,763	39,096	19,515
Diluted Weighted Average Shares Outstanding	**10,229,057**	10,352,468	9,966,661	9,941,616	9,015,513



$43,860
$50,081
$44,237
'00
'01
'02
Net Sales
(thousands)
$1,451
$756
$1,353
'00
'01
'02
Net Earnings
(thousands)
$679
$2,645
$1,803
'00
'01
'02
R&D Expense
(thousands)
14.2%
11.7%
11.4%
'00
'01
'02
SG&A Expense
(% of net sales)

To Our Shareholders

As we look back on the past year, it is with a measure of satisfaction. The past year was one that saw ASV build a foundation that we believe sets the stage for growth in the years ahead. Externally, we saw the industry accepting what ASV has long believed: the technology we pioneered is the future of the compact construction world.

A philosopher once said: "All truth passes through three stages. First, it is ridiculed. Second, it is violently opposed. Third, it is accepted as being self-evident." For ASV technology, we have gone through stage one and stage two, and are now entering and enjoying stage three.

We have been pleased to watch the construction industry embrace rubber-tracked loaders. It is exciting to be on the forefront of an expansion that even conservative onlookers believe will be an area of strength for the compact construction equipment market. This market experiences revenues in the billions and the rubber-tracked loader appears to be the future. ASV, because of technology not found in other machinery, is primed to take advantage of such growth.


POSI TRACK
RC-100

This letter has been written while our troops are overseas and so our thoughts and prayers are with them. For many years, ASV has worked closely with the United States military. Our technology allows machinery to go virtually anywhere, and has been used to seek out and destroy unexploded ordnance and landmines. ASV is a strong supporter of the U.S. military and with our machines in the Persian Gulf, we're pleased to support the heroic effort of those men and women in a small way.

Though net sales for 2002 decreased from the previous year, net earnings climbed 79 percent, and net sales climbed in the fourth quarter of 2002 by 9 percent. A few months into 2003, we are seeing this trend of growth continue as we build a foundation to provide strength and stability.

Along with high expectations for our core R-Series and Posi-Track business, the relationship with Caterpillar has provided significant growth opportunities as Caterpillar increases its orders for the ASV undercarriages used on its Multi Terrain Loaders. MTL sales have been climbing consistently, and as a result, our strategic alliance with Caterpillar is a strong component of our positive outlook. We also entered into an alliance with Jacobsen to market our RC-30 and RC-50 Turf Edition All-Surface Loaders. This alliance will give ASV access to several thousand golf courses around the world and access to a broader dealer network. It will also provide terrific exposure in a category where we have had little presence.

The RC-100, our newest product, has generated strong orders since its introduction in January 2003, and demand continues to be high. In addition, the RC-50, which was introduced in 2002, is staking its claim as the replacement to the traditional wheeled skid-steer loader. Contractors are realizing that our technology performs with greater productivity on virtually all surfaces. Because operating an ASV machine is the best way to realize this, one of our priorities is to place both the RC-30 and the RC-50 in rental locations, and we've instituted a program that focuses solely on the rental outlet.

Earlier this year, ASV announced its new line of Posi-Tool™ attachments. The new Posi-Tool nomenclature and logo designates a growing line of machine attachments that have been tested and certified by ASV to be fully compatible with select ASV machines, and offer optimum performance.

All of this would not be possible without our employees. We will succeed as a company because of their hard work, dedication and talents. I also want to thank our customers and shareholders for their support.

Sincerely,

Gary D. Lemke
President


ASV


ASV
POSI-TOOL™


ASV
RC-30

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

The following discussion and analysis of the Company's financial condition and results of operations is based upon its financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires management to make estimates and judgements that affect the reported amounts of assets, liabilities and expenses, and related disclosures. On an on-going basis, management evaluates its estimates and judgements, including those related to accounts receivable, inventories and warranty obligations. By their nature, these estimates and judgements are subject to an inherent degree of uncertainty. Management bases its estimates and judgements on historical experience, observance of trends in the industry, information provided by customers and other outside sources and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgements about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Management believes the following critical accounting policies, among others, affect its more significant judgements and estimates used in the preparation of its consolidated financial statements.

Revenue Recognition and Accounts Receivable

Revenue is recognized when persuasive evidence of an arrangement exists, delivery has occurred, the price is fixed or determinable and collectibility is reasonably assured. The Company generally obtains oral or written purchase authorizations from customers for a specified amount of product at a specified price and considers delivery to have occurred at the time of shipment. ASV maintains an allowance for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. If the financial condition of ASV's customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

Inventories

Inventories are stated at the lower of cost or market, cost being determined on the first-in, first-out method. Adjustments to slow moving and obsolete inventories to the lower of cost or market are provided based on historical experience and current product demand. The Company evaluates the adequacy of the inventories carrying value quarterly.

Warranties

ASV provides for the estimated cost of product warranties at the time revenue is recognized. While ASV engages in extensive product quality programs and processes, including actively monitoring and evaluating the quality of its component suppliers, ASV's warranty obligation is affected by product failure rates, material usage and service delivery costs incurred in correcting a product failure. Should actual product failure rates, material usage or service delivery costs differ from ASV's estimates, revisions to the estimated warranty liability may be required.

Results of Operations

The following table sets forth, for the periods indicated, certain Statements of Earnings data as a percentage of net sales:

	Years Ended December 31,		
	2002	2001	2000
Net sales	100.0%	100.0%	100.0%
Gross profit	19.5	18.1	20.7
Selling, general & administrative	11.4	11.7	14.2
Research & development	4.1	5.3	1.5
Operating income	4.0	1.1	5.0
Net earnings	3.1	1.5	3.3

Net Sales

For the year ended December 31, 2002, net sales totaled approximately $44,237,000, an 11.7% decrease over net sales for the year ended December 31, 2001 due to several offsetting factors. First, the Company had no machine sales of the private label version of the RC-30 All Surface Loader under its alliance with Polaris, the ASL-300, in 2002, which had accounted for approximately $7.9 million in 2001. Second, the Company had decreased sales of its 4810 and 2800 series Posi-Tracks, due to the introduction of additional MTL models in 2002 and the continued softness in the overall construction equipment sales market. Partially offsetting these decreases were increased MTL undercarriage sales of approximately $3.3 million, as ASV began supplying undercarriages for two additional MTL models that were introduced by Caterpillar in 2002. The Company also experienced increased sales of approximately $8.0 million from its R-Series product line due to the introduction of the RC-50 and R-50 products in the first quarter of 2002. In addition, sales of service parts increased in 2002 as the number of machines and undercarriages in the field continued to increase.

Net sales for the year ended December 31, 2001 increased 14.2% to approximately $50,081,000, compared with approximately $43,860,000 in 2000. This increase was the result of several offsetting factors. First, the Company began shipping the Polaris ASL-300, during the first quarter of 2001. The ASL-300 accounted for approximately 26.8% of the Company's unit sales in 2001. Second, in the second quarter of 2001, the Company began shipping undercarriages to Caterpillar for the jointly developed MTL product line manufactured by Caterpillar. Shipments of these undercarriages accounted for 34% of the Company's unit sales for 2001. Offsetting these increases was a decrease in sales of the Company's model 4810 Posi-Track. Unit sales of the 4810 Posi-Track in 2001 were approximately one-half the unit sales in 2000. The Company believes this decrease was primarily attributable to the overall softening of the construction equipment market and the introduction of the MTL products. Unit sales of the Company's other products (2800 series, MD-70, HD 4500 and Track Truck) were approximately the same in 2001 as 2000.

Gross Profit

For the year ended December 31, 2002, gross profit was approximately $8,622,000, or 19.5% of net sales, compared with approximately $9,056,000, or 18.1% of net sales for 2001. The decrease in gross profit was due primarily to the decreased sales for 2002. The increase in the gross profit percentage was due to the following offsetting factors. First, as discussed above, the Company had no Polaris ASL-300 sales in 2002, which carry a lower gross profit than the Company's other products, thereby causing an increase in the gross profit percentage for 2002 compared to 2001. Second, the Company had increased sales of service parts in 2002, which generally carry a higher gross profit than finished goods. Offsetting these increases, the Company sold a greater concentration of lower margin MTL undercarriages in 2002 as compared to 2001 as Caterpillar was not able to produce its two larger MTL models for the majority of 2002 due to a production issue unrelated to ASV's undercarriage. In addition, the Company experienced fewer sales of its higher margin model 4810 Posi-Track as discussed above.

Gross profit for the year ended December 31, 2001 was approximately $9,056,000, or 18.1% of net sales, compared with approximately $9,065,000, or 20.7%, for 2000. The decrease in gross profit percentage was due primarily to a change in the sales mix experienced in 2001. During 2001, the Company had a high concentration of sales of the private label ASL-300, which carries a lower gross profit than any of the Company's other products, but requires significantly less sales and marketing costs. The Company experienced fewer sales of its higher margin model 4810 Posi-Track due primarily to industry wide softening of construction equipment sales and the introduction of the MTL products. Finally, the Company continued to offer discounts off standard dealer net terms to reduce its inventory of the 2800 series Posi-Track. Offsetting this decrease was a warranty reimbursement benefit. During the fourth quarter of 2001, ASV negotiated a warranty reimbursement program with one of its suppliers, whereby the Company will receive product at no cost in the future to compensate ASV for warranty claims incurred during 2001 plus any claims not yet filed. ASV recognized a benefit of $542,600 under this program in the fourth quarter of 2001 as an offset to warranty costs incurred during the year.

Selling, General and Administrative Expenses

For the year ended December 31, 2002, selling, general and administrative expenses decreased 14.1% to approximately $5,029,000 compared with approximately $5,858,000 for the year ended December 31, 2001. The decreased level of expenses was due to the following two items. First, in 2001, the Company established a remarketing reserve of $250,000. The Company established this reserve for costs associated with remarketing existing machines at one customer's locations, some of which were ultimately returned to the Company. ASV had originally anticipated these machines would be remarketed to other dealers, but instead chose to have certain of these machines returned to ASV for use in its program of marketing to rental facilities. As these machines were returned to ASV and reflected as sales returns with a corresponding decrease in gross profit of approximately $184,000, a portion of the remarketing reserve was no longer needed. The Company reversed the portion of the remarketing reserve that related to the returned machines, which decreased selling, general and administrative expenses by approximately $184,000 in 2002. Second, the Company had decreased commissions to Caterpillar as the number of commissionable products sold to Caterpillar dealers decreased in 2002.

Selling, general and administrative expenses decreased 5.7% to approximately $5,858,000 for the year ended December 31, 2001, compared with approximately $6,211,000 for 2000. The decreased level of expenses was due primarily to decreased commissions paid to Caterpillar as a result of the change in sales mix experienced during 2001. The Company pays no commission to Caterpillar on the sale of any MTL undercarriages, the RC-30 or the ASL-300. Offsetting this decrease was the establishment of a remarketing reserve of $250,000 in the fourth quarter of 2001. This reserve relates to costs associated with remarketing existing machines at the locations of one dealer.

Research and Development

For the year ended December 31, 2002, research and development expenses decreased $843,000 to approximately $1,803,000, compared with approximately $2,645,000 for the year ended December 31, 2001. This decrease was due primarily to the completion of the development, testing and integration of the final undercarriages used in Caterpillar's MTL product line.

Research and development expenses increased 289.5% in 2001 to approximately $2,645,000, compared with approximately $679,000 in 2000. The increase was due to the Company's alliance with Caterpillar for the continued development, testing and integration of the undercarriages for the MTL product line. In addition, during 2001, the Company was developing the newest models in its R-Series product line, the R-50 and the RC-50, which were introduced in January 2002.

The Company anticipates research and development expenses will decrease again in 2003 as the development of the undercarriages for Caterpillar's MTL product line was completed in 2002. The Company anticipates its investment in research and development will approximate 1% of its net sales for 2003.

Other Income (Expense)

For the year ended December 31, 2002, interest expense decreased to approximately $126,000, compared with approximately $146,000 for the year ended December 31, 2001. The decrease was due to the Company refinancing approximately $784,000 of its long-term debt from 9.0% to 6.5% for a five-year term in December 2001.

Interest expense was approximately $146,000 in 2001, compared with approximately $267,000 in 2000. The decrease in 2001 was due to decreased line of credit usage. This was a result of the proceeds received from the sale of common stock to Caterpillar in the fourth quarter of 2000.

Other income was approximately $264,000 for 2002, compared with approximately $529,000 for 2001 and approximately $302,000 for 2000. The decrease in 2002 was due primarily to lower interest income from lower interest rates and decreased short-term investments as the Company used these investments to fund operations in 2002. The increase in 2001 was due primarily to greater interest income from increased short-term investments. This resulted from increased cash flow, due primarily to the proceeds received from the sale of common stock to Caterpillar in the fourth quarter of 2000.

Net Earnings

For the year ended December 31, 2002, net earnings increased to approximately $1,353,000, compared with approximately $756,000 in 2001. The increase in net earnings was due to lower operating expenses and an increased gross profit percentage, offset in part by decreased sales and an increased effective income tax rate.

Net earnings for the year ended December 31, 2001 were approximately $756,000, compared with approximately $1,451,000 for 2000. Although net sales increased in 2001, this decrease resulted from a lower gross profit percentage and increased research and development expenses. Offsetting this decrease was a decrease in the Company's effective income tax rate in 2001 due to greater research and development tax credits.

Liquidity and Capital Resources

At December 31, 2002, the Company had working capital of approximately $47,366,000 compared with approximately $47,790,000 at December 31, 2001. While overall working capital remained relatively the same during the period, several components changed. First, cash and short-term investments decreased approximately $1,149,000 due primarily to funding operations during 2002. Second, accounts receivable decreased approximately $2,431,000 from better accounts receivable management and a greater use of finance companies to finance certain customer sales. Third, inventories increased approximately $3,221,000 from December 31, 2001. The majority of this increase was due to an increase in finished goods of approximately $3,055,000 due to lower than anticipated sales in the first and third quarter of 2002. In addition, the Company elected to produce the majority of the RC-30s and 2800 series Posi-Tracks it expected to need for 2002 when it could not complete MTL undercarriages during the first quarter. Current liabilities decreased approximately $593,000 at December 31, 2002 compared with December 31, 2001, due primarily to the Company having no income tax liability at December 31, 2002. This was due to Company utilizing the additional depreciation deduction available for income tax purposes, as well as the utilization of a research and development tax credit carryforward from 2001.

In October 2000, the Company and Caterpillar entered into an alliance agreement to jointly develop and manufacture a new product line of Caterpillar rubber track skid steer loaders called Multi-Terrain Loaders, or MTLs. The product line, which includes five new models, features Caterpillar's patented skid steer loader technology and ASV's patented Maximum Traction Support System™ rubber track undercarriage. The machines complement existing models in both ASV's and Caterpillar's current product lines. They are being sold through the Caterpillar dealer network.

The Company recognizes as sales its cost for the undercarriage, as defined in the agreement, plus a portion of the gross profit that Caterpillar will recognize upon sale of the MTL to Caterpillar dealers, when the Company ships undercarriages to Caterpillar. The MTLs are not a commissionable product under the Company's Commercial Alliance Agreement with Caterpillar. The Company anticipates its 2003 sales of MTL undercarriages to Caterpillar could approach $30 million.

In December 2000, the Company made a sale to one customer totaling approximately $4.0 million. During 2001, this customer did not make payments in accordance with the terms of its agreement with the Company, including approximately $800,000 of machines and attachments sold by the customer for which payment was not remitted to the Company. The Company has been working closely with this customer to develop a plan for the payment of the amounts owed.

In January 2002, the Company and the customer entered into a note agreement for the value of the machines that had been previously sold by the customer for which payment was not remitted to the Company. The initial amount of the note was $800,000 and is due in 48 monthly installments plus interest at the prime rate plus 2%, beginning March 15, 2002. The customer has made payments on a timely basis under this note. Should the customer be successful in raising a minimum of $2.5 million through a private placement offering, the Company has agreed to convert $500,000 of the note balance to shares of convertible preferred stock in the private placement. The Company has also obtained a security interest in the machines that have not yet been sold by the customer. In addition, the customer has agreed to remit payment to the Company for any machines it sells, which the customer has been doing.

In September 2002, the Company's stock buy-back program expired. Under that program, the Company repurchased 71,780 shares of its common stock at an aggregate purchase price of approximately $756,000.

On October 7, 2002, the Company announced a new stock buy-back program whereby ASV may repurchase up to $5 million of its common stock in the open market. The Company is funding the repurchases with available funds. The repurchase program is expected to last to October 7, 2003 or until such amount of common stock is repurchased. As of March 14, 2003, the Company had repurchased 110,700 shares of its common stock under this new buy-back program at an aggregate purchase price of approximately $1,004,000.

In October 2002, the Company began a program to market its RC-30 and RC-50 products directly to rental facilities. Under this program, ASV identifies rental facilities that will lease ASV machines from an unaffiliated finance company. ASV records the sale of the machines to the finance company when they are delivered to the rental facility and receives payment from the finance company at that time. The lease agreement between the rental facility and the finance company provides the rental facility a 90-day period during which any rental income generated is split between the rental facility and ASV. After the 90-day period has expired, the rental facility has the option of terminating the lease, in which case ASV is responsible for the costs associated with transferring the machines to another rental facility. If the rental facility elects to continue the lease, ASV will refund any rental payments received during the 90-day period. At the end of the four-year lease, should the rental facility elect not to purchase the leased machines, ASV has guaranteed to pay a residual value equal to 25% of the original selling price of the financed equipment should the rental facility choose not to make the residual payment. At that point, ASV would take possession of the equipment. As of December 31, 2002, the total amount of future residual payments the Company may be required to make in the event of nonpayment by rental facilities totaled approximately $185,000. The Company believes the value of the related equipment will equal or exceed the amount of residual payment. Accordingly, the Company does not anticipate any loss will be incurred should any residual payments need to be made.

During 2001 and 2000, the Company provided extended term financing programs, generally not exceeding 180 days, to its customers. This extended term financing program contributed to the increase in the Company's accounts receivable balance in 2001. The Company did not utilize this type of program to the same extent in 2002. Instead, the Company affiliated itself with several finance companies that finance the sale of the Company's products. By using these finance companies, the Company receives payment for its products shortly after their shipment. The Company pays a portion of the interest cost associated with financing these shipments that would normally be paid by the customer, generally ranging from three to twelve months, depending on the amount of down payment made by the customer. The Company is also providing twelve-month terms for one machine to be used for demonstration purposes for each qualifying dealer.

The Company believes this change in how the Company expects to receive payment for the sale of its products, its existing cash and marketable securities, together with its available, unused $10 million credit line, will satisfy the Company's projected working capital needs and other cash requirements for the next twelve months and for the foreseeable future.

New Accounting Pronouncements

FIN 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, was released in November 2002. This Interpretation states that a guarantor is required to measure and recognize the fair value of the guarantee at inception. It must also provide new disclosures regarding the nature of any guarantees and certain other items, including product warranties. The disclosure requirements are effective for the Company for the year ending December 31, 2002. The initial recognition and measurement provisions are effective prospectively, that is, for guarantees issued or modified on or after January 1, 2003. Management does not believe the adoption of this pronouncement will have a material effect on the Company. The Company has disclosed the required information in the "Warranties" section of note A to the financial statements in this Annual Report.

SFAS 143, Accounting for Asset Retirement Obligations. This statement establishes standards for recognition and measurement of legal obligations associated with the retirement of a tangible long-lived asset that results from the acquisition, construction, or development and (or) normal operation of a long-lived asset. This statement is effective for the Company beginning January 1, 2003. Management does not believe the adoption of this pronouncement will have a material effect on the Company.

SFAS 146, Accounting for Costs Associated with Exit or Disposal Activities. This statement provides financial and reporting guidance for costs associated with exit or disposal activities, including one-time terminations benefits, contract termination costs other than for a capital lease, and costs to consolidate facilities or relocate employees. This statement is effective for the Company for all exit and disposal activities initiated after December 31, 2002. Management does not believe the adoption of this pronouncement will have a material effect on the Company.

SFAS 148, Accounting for Stock-Based Compensation - Transition and Disclosure, an amendment to FASB Statement No. 123, requires certain disclosures about stock-based compensation plan in the Company's policy note. The Statement also provides three transition methods for entities voluntarily adopting the fair value method in periods beginning before December 16, 2003. The amendments to the disclosure and transition provisions of Statement 123 are effective for the Company for the year ending December 31, 2002. The Company has disclosed the required information in the "Stock-Based Compensation" section of Note A to the financial statements in this Annual Report.

The Company has no history of, and does not anticipate in the future, investing in derivative financial instruments, derivative commodity instruments or other such financial instruments. Transactions with international customers are entered into in US dollars, precluding the need for foreign currency hedges. Additionally, the Company invests in money market funds and fixed rate U.S. government and corporate obligations, which experience minimal volatility. Thus, the exposure to market risk is not material.

The statements set forth above under "Liquidity and Capital Resources" and elsewhere in this Annual Report regarding ASV's plans to jointly develop and manufacture rubber-tracked machines with Caterpillar, including the number of models to be developed, the timing of their planned introduction, ASV's future product mix and ASV's future profitability and expense levels are forward-looking statements based on current expectations and assumptions, and entail various risks and uncertainties that could cause actual results to differ materially from those expressed in such forward-looking statements. Certain factors may affect whether these anticipated events occur including ASV's ability to successfully manufacture the machines, unanticipated delays, costs or other difficulties in the development and manufacture of the machines, market acceptance of the machines, general market conditions, corporate developments at ASV, Polaris or Caterpillar and ASV's ability to realize the anticipated benefits from its alliances with Polaris and Caterpillar. Any forward-looking statements provided from time-to-time by the Company represent only management's then-best current estimate of future results or trends. Additional information regarding these risk factors and uncertainties is detailed in the Risk Factors filed as Exhibit 99 to the Current Report on Form 10-Q for the period ended June 30, 2002.

Consolidated Balance Sheets

A.S.V., Inc. • December 31, 2002 and 2001

Assets

	2002	2001
Current Assets		
Cash and cash equivalents	$ 4,058,091	$ 5,221,591
Short-term investments	739,307	725,249
Accounts receivable (net of allowance for doubtful accounts of $75,000)	14,397,958	16,828,489
Inventories	31,834,620	28,614,053
Prepaid expenses and other	1,099,685	1,756,844
Total current assets	52,129,661	53,146,226
PROPERTY AND EQUIPMENT, net	5,080,536	4,794,578
	$57,210,197	$57,940,804

Liabilities and Shareholders' Equity

	2002	2001
Current Liabilities		
Current portion of long-term liabilities	$ 129,550	$ 106,008
Accounts payable	2,838,370	2,449,144
Accrued liabilities		
Compensation	265,649	269,919
Warranty reimbursements	555,200	879,900
Warranties	600,000	500,000
Other	374,707	646,636
Income taxes payable	-	505,062
Total current liabilities	4,763,476	5,356,669
Long-Term Liabilities, less current portion	1,979,798	2,012,652
Commitments and Contingencies	-	-
Shareholders' Equity		
Capital stock, $.01 par value:		
Preferred stock, 11,250,000 shares authorized; no shares issued or outstanding	-	-
Common stock, 33,750,000 shares authorized; shares issued and outstanding - 10,063,901 in 2002 and 10,205,306 in 2001	100,639	102,053
Additional paid-in capital	38,666,925	40,123,200
Retained earnings	11,699,359	10,346,230
	50,466,923	50,571,483
	$57,210,197	$57,940,804

The accompanying notes are an integral part of these financial statements.

Consolidated Statements of Earnings

A.S.V., Inc. • Years ended December 31, 2002, 2001 and 2000

	2002	2001	2000
Net sales	$44,236,876	$50,081,376	$43,859,509
Cost of goods sold	35,614,846	41,025,009	34,794,783
Gross profit	8,622,030	9,056,367	9,064,726
Operating expenses			
Selling, general and administrative	5,029,307	5,857,867	6,210,514
Research and development	1,802,960	2,645,476	679,233
Operating income	1,789,763	553,024	2,174,979
Other income (expense)			
Interest expense	(126,098)	(146,031)	(266,890)
Interest income	119,712	400,202	225,043
Other, net	144,752	128,473	76,457
Income before income taxes	1,928,129	935,668	2,209,589
Provision for income taxes	575,000	180,000	758,680
NET EARNINGS	$ 1,353,129	$ 755,668	$ 1,450,909
Net earnings per common share			
Basic	$ .13	$ .07	$ .15
Diluted	$ .13	$ .07	$ .15
Weighted average number of common shares outstanding			
Basic	10,170,645	10,215,855	9,782,919
Diluted	10,229,057	10,352,468	9,966,661

The accompanying notes are an integral part of these financial statements.

Consolidated Statements of Changes in Shareholders' Equity

A.S.V., Inc. • Years ended December 31, 2002, 2001 and 2000

	Common stock		Additional Paid-in	Retained	
	Shares	Amount	Capital	Earnings	Total
Balance at December 31, 1999	9,686,457	$ 96,865	$30,859,403	$8,139,653	$39,095,921
Issuance of common stock, net of issuing costs	500,000	5,000	8,942,149	-	8,947,149
Exercise of stock options	26,750	267	95,288	-	95,555
Tax benefit from exercise of stock options	-	-	60,000	-	60,000
Cost of shares retired	(3,210)	(32)	(37,355)	-	(37,387)
Warrant earned	-	-	151,200	-	151,200
Net earnings	-	-	-	1,450,909	1,450,909
Balance at December 31, 2000	10,209,997	102,100	40,070,685	9,590,562	49,763,347
Exercise of stock options	21,863	219	129,609	-	129,828
Tax benefit from exercise of stock options	-	-	55,000	-	55,000
Cost of shares retired	(26,554)	(266)	(270,694)	-	(270,960)
Warrant earned	-	-	138,600	-	138,600
Net earnings	-	-	-	755,668	755,668
Balance at December 31, 2001	10,205,306	102,053	40,123,200	10,346,230	50,571,483
Exercise of stock options	18,000	180	64,449	-	64,629
Cost of shares retired	(159,405)	(1,594)	(1,520,724)	-	(1,522,318)
Net earnings	-	-	-	1,353,129	1,353,129
Balance at December 31, 2002	10,063,901	$100,639	$38,666,925	$11,699,359	$50,466,923

The accompanying notes are an integral part of these financial statements.

Consolidated Statements of Cash Flows

A.S.V., Inc. • Years ended December 31, 2002, 2001 and 2000

	2002	2001	2000
Cash flows from operating activities:			
Net earnings	$ 1,353,129	$ 755,668	$ 1,450,909
Adjustments to reconcile net earnings to net cash provided by (used in) operating activities:			
Depreciation and amortization	474,583	441,684	413,268
Deferred income taxes	232,000	(25,000)	5,000
Warrant earned	-	138,600	151,200
Tax benefit from stock option exercises	-	55,000	60,000
Changes in assets and liabilities:			
Accounts receivable	2,430,531	(6,270,582)	(1,896,858)
Inventories	(3,220,567)	(549,055)	4,326,258
Prepaid expenses and other	158,381	(256,818)	(198,608)
Accounts payable	389,226	626,232	47,029
Accrued liabilities	(500,899)	1,272,531	(222,749)
Income taxes	(238,284)	(201,959)	236,679
Net cash provided by (used in) operating activities	1,078,100	(4,013,699)	4,372,128
Cash flows from investing activities:			
Purchase of property and equipment	(760,541)	(580,144)	(273,712)
Purchase of short-term investments	(734,217)	(1,766,960)	(278,475)
Redemption of short-term investments	720,159	2,319,993	247,889
Net cash used in investing activities	(774,599)	(27,111)	(304,298)
Cash flows from financing activities:			
Payments on line of credit, net	-	-	(4,080,000)
Proceeds from long-term liabilities	98,363	-	-
Principal payments on long-term liabilities	(107,675)	(80,328)	(252,470)
Proceeds from issuance of common stock, net	-	-	8,947,149
Proceeds from exercise of stock options	64,629	129,828	95,555
Retirement of common stock	(1,522,318)	(270,960)	(37,387)
Net cash provided by (used in) financing activities	(1,467,001)	(221,460)	4,672,847
Net increase (decrease) in cash and cash equivalents	(1,163,500)	(4,262,270)	8,740,677
Cash and cash equivalents at beginning of year	5,221,591	9,483,861	743,184
Cash and cash equivalents at end of year	$ 4,058,091	$ 5,221,591	$ 9,483,861
Supplemental disclosure of cash flow information:			
Cash paid for interest	$ 158,437	$ 180,640	$ 331,468
Cash paid for income taxes	1,112,000	390,765	473,322

The accompanying notes are an integral part of these financial statements.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company designs and manufactures track-driven, all-season vehicles and related accessories and attachments in northern Minnesota. The Company sells its products through Caterpillar dealers in the United States and Canada and independent dealers in the United States, Canada, Australia, New Zealand and Portugal.

A summary of the significant accounting policies consistently applied in the preparation of the accompanying consolidated financial statements follows:

Principles of Consolidation

The consolidated financial statements include the accounts of A.S.V., Inc. and its wholly-owned subsidiary. All intercompany accounts and transactions have been eliminated in consolidation.

Revenue Recognition

The Company generally recognizes revenue on its product sales when persuasive evidence of an arrangement exists, delivery has occurred, the price is fixed or determinable and collectibility is reasonably assured. The Company generally obtains oral or written purchase authorizations from customers for a specified amount of product at a specified price and considers delivery to have occurred at the time of shipment.

In 2000, pursuant to a contractual arrangement, revenues of approximately $4 million were recognized for completed products held at the Company's warehouse. The customer requested the Company hold the products as it had physical space limitations at its facilities. The products were delivered in 2001.

Fair Value of Financial Instruments

The financial statements include the following financial instruments: cash equivalents, short-term investments, accounts receivable, accounts payable and bank debt. At December 31, 2002 and 2001, the fair values of these financial instruments are not significantly different than their balance sheet carrying amounts.

Cash Equivalents

All highly liquid temporary cash investments with an original maturity of three months or less are considered to be cash equivalents. At December 31, 2002 and 2001, the Company had cash equivalents of approximately $3,992,000 and $4,930,000, which consisted of a money market account. The fair value of these investments approximates cost. The Company maintains its cash balance at one financial institution and, at times, this balance may be in excess of federally insured limits.

Accounts Receivable

The Company grants credit to customers in the normal course of business. Management performs on-going credit evaluations of customers. The Company determines its allowance by considering a number of factors, including the length of time trade accounts receivable are past due, the Company's previous loss history, the customer's current ability to pay its obligation to the Company, and the condition of the general economy and the industry as a whole. The Company writes-off accounts receivable when they become uncollectible, and payments subsequently received on such receivables are credited to the allowance for doubtful accounts.

Inventories

Inventories are stated at the lower of cost (determined using the first-in, first-out method) or market. Adjustments of slow moving and obsolete inventories to the lower of cost or market are provided based on historical experience and current product demand.

Property and Equipment

Property and equipment are carried at cost. Depreciation is provided in amounts sufficient to relate the cost of depreciable assets to operations over their estimated service lives. Buildings and improvements are depreciated over periods of 18 to 39 years using the straight-line method. Tooling, machinery and equipment, and vehicles are depreciated over periods of 3 to 20 years using straight-line and accelerated methods. Accelerated methods are used for income tax purposes.

Warranties

The Company provides a limited warranty to its customers. Provision for estimated warranty costs are recorded when revenue is recognized based on product failure rates, material usage and service delivery costs incurred in correcting a product failure. Should actual failure rates, material usage or service delivery costs differ from the Company's estimates, revisions to the accrued warranty liability may be required.

Changes in the Company's accrued warranty liability are as follows:

	December 31,	
	2002	2001
Balance, beginning of year	$ 500,000	$ 450,000
Expense related to accrual revisions for prior year warranties	100,000	50,000
Expense for new warranties issued	1,299,950	1,228,816
Warranty claims	(1,299,950)	(1,228,816)
Balance, end of year	$ 600,000	$ 500,000

During the fourth quarter of 2001, ASV negotiated a warranty reimbursement program with one of its suppliers, whereby the Company will receive product at no cost over a three-year period to compensate for warranty claims incurred during 2001 plus any claims not yet filed. During 2002 and 2001, ASV recognized a benefit of $324,700 and $542,600 under this program, recorded as an offset to warranty expense.

Advertising Expense

Advertising is expensed as incurred. Advertising expenses were approximately $308,000, $295,000 and $233,000 for 2002, 2001 and 2000.

Shipping and Handling Costs

The Company includes shipping and handling (including warehousing) costs incurred in connection with the distribution of replacement parts in selling, general and administrative expenses. Shipping and handling costs were approximately $838,000, $832,000 and $906,000 for 2002, 2001 and 2000.

Research and Development

All research and development costs are expensed as incurred.

Employee Savings and Profit Sharing Plan

The Company has an employee savings and profit sharing plan which permits participant salary deferrals up to certain limits set by law and provides for discretionary Company contributions. The Plan covers employees who have completed three months of service, as defined in the Plan, and who have attained the age of 20 and one-half. Company contributions were approximately $42,000, $41,000 and $45,000 for 2002, 2001 and 2000.

Stock-Based Compensation

At December 31, 2002, the Company has three stock-based compensation plans, which are described more fully in Note I. The Company accounts for those plans under the recognition and measurement principles of APB Opinion No. 25, Accounting for Stock Issued to Employees, and related Interpretations. No stock-based employee compensation cost is reflected in net earnings, as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of grant.

The following table illustrates the effect on net earnings and earnings per share if the Company had applied the fair value recognition provisions of FASB Statement No. 123, Accounting for Stock-Based Compensation, using the assumptions described in note I, to its stock-based employee plans.

	Year ended December 31,		
	2002	2001	2000
Net earnings, as reported	$1,353,129	$755,668	$1,450,909
Deduct: Total stock-based employee compensation determined under fair value based methods for all awards	496,648	493,672	336,343
Pro forma net earnings	$ 856,481	$261,996	$1,114,566
Earnings per share:			
Basic - as reported	$0.13	$0.07	$0.15
Basis - pro forma	$0.08	$0.03	$0.11
Diluted - as reported	$0.13	$0.07	$0.15
Diluted - pro forma	$0.08	$0.03	$0.11

Accounting Estimates

Preparing consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related revenues and expenses and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from these estimates.

Net Earnings Per Common Share

Basic net earnings per share is computed by dividing net earnings by the weighted average number of outstanding common shares. Diluted net earnings per share is computed by dividing net earnings by the weighted average number of outstanding common shares and common share equivalents relating to stock options and warrants, when dilutive.

For the years ended December 31, 2002, 2001 and 2000, 58,412, 136,613 and 183,742 shares of common stock equivalents were included in the computation of diluted net earnings per share. Options and warrants to purchase 11,166,939, 11,229,876 and 11,134,314, shares of common stock with a weighted average exercise price of $20.10, $20.13 and $20.21, were outstanding at December 31, 2002, 2001 and 2000, but were excluded from the computation of common share equivalents because they were anti-dilutive.

Reclassifications

Certain 2001 amounts have been reclassified to conform to the 2002 presentation.

New Accounting Pronouncements

FIN 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, was released in November 2002. This Interpretation states that a guarantor is required to measure and recognize the fair value of the guarantee at inception. It must also provide new disclosures regarding the nature of any guarantees and certain other items, including product warranties. The disclosure requirements are effective for the Company for the year ending December 31, 2002. The initial recognition and measurement provisions are effective prospectively, that is, for guarantees issued or modified on or after January 1, 2003. Management does not believe the adoption of this pronouncement will have a material effect on the Company.

The Company has disclosed the required information in the "Warranties" section of note A.

SFAS 143, Accounting for Asset Retirement Obligations. This statement establishes standards for recognition and measurement of legal obligations associated with the retirement of a tangible long-lived asset that results from the acquisition, construction, or development and (or) normal operation of a long-lived asset. This statement is effective for the Company beginning January 1, 2003. Management does not believe the adoption of this pronouncement will have a material effect on the Company.

SFAS 146, Accounting for Costs Associated with Exit or Disposal Activities. This statement provides financial and reporting guidance for costs associated with exit or disposal activities, including one-time terminations benefits, contract termination costs other than for a capital lease, and costs to consolidate facilities or relocate employees. This statement is effective for the Company for all exit and disposal activities initiated after December 31, 2002. Management does not believe the adoption of this pronouncement will have a material effect on the Company.

SFAS 148, Accounting for Stock-Based Compensation - Transition and Disclosure, an amendment to FASB Statement No. 123, requires certain disclosures about stock-based compensation plan in the Company's policy note. The Statement also provides three transition methods for entities voluntarily adopting the fair value method in periods beginning before December 16, 2003. The amendments to the disclosure and transition provisions of Statement 123 are effective for the Company for the year ending December 31, 2002.

The Company has disclosed the required information in the "Stock-Based Compensation" section of Note A.

NOTE B - SHORT-TERM INVESTMENTS

Short-term investments consist primarily of a diversified portfolio of taxable governmental agency bonds, which will mature in 2003. The Company considers the investments as "available-for-sale." At December 31, 2002 and 2001, cost was equal to fair value and no amount was included as a separate component of shareholders' equity.

NOTE C - INVENTORIES

Inventories consist of the following:

	December 31,	
	2002	2001
Raw materials, semi-finished and WIP inventory	$16,502,994	$16,438,019
Finished goods	10,779,010	7,723,738
Used equipment held for resale	4,552,616	4,452,296
	$31,834,620	$28,614,053

NOTE D - PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

	December 31,	
	2002	2001
Land	$ 132,635	$ 132,635
Buildings and improvements	3,695,152	3,691,018
Tooling	1,182,839	709,709
Machinery and equipment	2,146,664	2,030,936
Vehicles	409,739	317,042
	7,567,029	6,881,340
Less accumulated depreciation	2,486,493	2,086,762
	$5,080,536	$4,794,578

NOTE E - LINE OF CREDIT

The Company has a $10,000,000 line of credit agreement with a bank which is due on demand or June 1, 2003. The interest rate is variable at prime less one half percent (effective rates of 3.75% and 4.25% as of December 31, 2002 and 2001). As of December 31, 2002 and 2001, there were no advances on this line of credit. The agreement requires the Company to maintain certain financial requirements including a minimum tangible net worth level and a cash flow coverage ratio. Management expects to renew the agreement at substantially the same terms and conditions.

NOTE F - LONG-TERM LIABILITIES

Notes Payable

The Company has three notes payable to a finance company totaling $95,084 at December 31, 2002. The notes require monthly payments through October 2007 and have an effective rate of interest of 0% at December 31, 2002.

Capital Lease Obligation

The Company leases its manufacturing and office building from the Grand Rapids Economic Development Authority. The agreement provides for monthly payments to 2018 and a balloon payment of approximately $543,000 in December 2006.

Future minimum lease payments under this capital lease obligation at December 31, 2002 are as follows:

2003	$ 228,134
2004	228,134
2005	228,134
2006	766,131
2007	135,554
Thereafter	1,147,491
Total payments	2,733,578
Amounts representing interest (weighted average 6.09%)	719,314
Present value of minimum capitalized lease payments	$2,014,264

Assets related to the capital lease were $2,250,773 at December 31, 2002 and 2001. Accumulated amortization was $331,603 and $275,334 at December 31, 2002 and 2001.

NOTE G - PROVISION FOR INCOME TAXES

The provision for income taxes consists of the following:

	Year ended December 31,		
	2002	2001	2000
Current			
Federal	$ 301,000	$ 138,000	$ 683,680
State	42,000	67,000	70,000
	343,000	205,680	753,680
Deferred	232,000	(25,000)	5,000
	$ 575,000	$ 180,000	$ 758,680

Net deferred income tax assets relate to the tax effect of temporary differences as follows:

	December 31,	
	2002	2001
Accruals and reserves	$ 292,000	$ 430,000
Other	36,000	130,000
	$ 328,000	$ 560,000

The net deferred tax asset is included with prepaid expenses and other in the financial statements.

The following is a reconciliation of the Federal statutory income tax rate to the effective tax rate:

	2002	2001	2000
Statutory federal rate	34.0%	34.0%	34.0%
State income taxes, net of federal benefit	3.6	4.7	2.6
Research and development tax credit	(4.9)	(16.9)	-
Foreign tax credit	(2.8)	(4.2)	-
Other	(0.1)	1.6	(1.5)
	29.8%	19.2%	35.1%

The Company realizes an income tax benefit from the exercise or early disposition of certain stock options. This benefit results in a decrease in current income taxes payable and an increase in additional paid-in capital.

The Company generated and fully utilized research and development and foreign tax credits during 2002 and 2001.

NOTE H - TRANSACTIONS WITH CATERPILLAR

Prior to 2000, the Company entered into a Securities Purchase Agreement (the Agreement) with Caterpillar Inc. (Caterpillar). Under the terms of the Agreement, Caterpillar acquired, for an aggregate purchase price of $18,000,000, one million newly issued shares of common stock and a warrant to purchase an additional 10,267,127 newly issued shares of common stock at a price of $21.00 per share. The warrant is exercisable at any time through January 2009 subject to partial termination in the event the Company achieves certain financial goals.

As a result of the Agreement, the board of directors was increased with two members appointed by Caterpillar. In addition, the Agreement contains other provisions which allow Caterpillar to maintain its proportionate potential ownership and restricts acquisitions, loans and the payment of dividends, without approval of at least one of the Caterpillar designated members of the Board.

The Company and Caterpillar also entered into a Commercial Alliance Agreement pursuant to which Caterpillar will provide the Company with access to its dealer network and will make various management, financial and engineering resources available to the Company. Included in the Commercial Alliance Agreement is a Marketing Agreement which provides, among other things, that the Company will pay Caterpillar a commission equal to 5% of the dealer net price for complete machines and 3% for replacement parts and Company-branded attachments for all sales made to Caterpillar dealers. In addition, if the Company's products are sold under the Caterpillar brand name, the Company will pay Caterpillar a trademark license fee equal to 3% of the net sales of these products to Caterpillar dealers. The Company and Caterpillar also entered into other ancillary agreements for the benefit of both companies. Total commission expense under the agreement was approximately $215,000, $464,000 and $1,072,000 in 2002, 2001 and 2000.

In October 2000, the Company completed another Securities Purchase Agreement with Caterpillar in which Caterpillar purchased 500,000 newly issued shares of common stock at a price of $18.00 per share. The Company also amended its original warrant issued to Caterpillar reducing the number of shares of Company common stock available for purchase under the original warrant by 500,000 shares.

Also in October 2000, the Company and Caterpillar entered into an alliance agreement to jointly develop and manufacture a new product line of Caterpillar rubber track skid steer loaders called Multi-Terrain Loaders, or MTLs. The product line, which includes five models, will feature Caterpillar's patented skid steer loader technology and ASV's patented Maximum Traction Support System ™ rubber track undercarriage. The MTLs are being sold through the Caterpillar dealer network. The Company is manufacturing the undercarriage for use on four of the MTLs, with the development of the undercarriage for the remaining model continuing.

In connection with this alliance agreement, the Company has agreed to reimburse Caterpillar for their research and development costs related to the MTLs as it pertains to the combination of the Caterpillar portion of the machines with the Company's undercarriages. Total research and development costs reimbursed to Caterpillar were approximately $1,000,000, $1,904,000 and $273,000 in 2002, 2001 and

NOTE H - TRANSACTIONS WITH CATERPILLAR - continued

2000. The Company does not anticipate any research and development costs related to the MTLs during 2003.

At December 31, 2002, Caterpillar owned approximately 16% of the Company's outstanding common stock and had the right to own up to approximately 52% of the Company's common stock (assuming the exercise of all outstanding options and warrants) upon exercise of the amended warrant.

The Company purchases parts used in its products from Caterpillar. The Company also reimburses Caterpillar for the salary related costs of two Caterpillar employees that work on the Company's behalf. In addition, the Company utilizes Caterpillar's warranty processing system to handle warranty claims on its machines and reimburses Caterpillar for the warranty expense incurred by Caterpillar dealers. During 2002, 2001 and 2000, total parts purchases, salary and warranty reimbursements were approximately $7,140,000, $6,877,000 and $3,828,000. Also, at December 31, 2002 and 2001, accounts payable to Caterpillar were approximately $1,213,000 and $909,000.

When the Company ships undercarriages to Caterpillar it recognizes as sales its cost for the undercarriage, as defined in the agreement, plus a portion of the gross profit that Caterpillar will recognize upon sale of the MTL to Caterpillar dealers.

During 2002 and 2001, 32% and 18% of net sales were made to Caterpillar. At December 31, 2002 and 2001, the accounts receivable balance due from Caterpillar was approximately $2,000,000 and $1,600,000. No sales were made to Caterpillar in 2000.

NOTE I - SHAREHOLDERS' EQUITY

Stock Option Plans

The Company has two stock option plans under which up to 3,375,000 shares of common stock are available for issuance. Stock options may be granted to any employee, including officers and directors of the Company, and certain non-employees, at a price not less than the fair market value of the Company's common stock on the date of grant. Options generally expire five to seven years from the date of grant. Options granted under the plans are generally exercisable in annual installments, beginning one year from the date of grant.

Director Stock Option Plan

The Company also has a stock option plan under which 450,000 shares of common stock are available for issuance. Stock options may be granted to directors who are not employees of the Company at a price not less than the fair market value of the Company's common stock on the date of grant. Options expire five years from date of grant and are exercisable in annual installments, beginning one year from the date of grant.

The plan, as amended, provides that each eligible director shall receive an option to purchase 3,000 shares on the first business day of each calendar year. However, in 2000, options to purchase 5,000 shares were granted to each director.

Option transactions under the plans during each of the three years in the period ended December 31, 2002 are summarized as follows:

	Shares	Weighted Average Exercise Price
Outstanding at December 31, 1999	1,297,114	13.91
Granted	149,500	15.40
Exercised	(26,750)	3.57
Canceled	(31,500)	16.49
Outstanding at December 31, 2000	1,388,364	14.21
Granted	143,500	11.71
Exercised	(21,863)	5.93
Canceled	(63,250)	13.46
Outstanding at December 31, 2001	1,446,751	14.12
Granted	159,500	10.95
Exercised	(18,000)	3.59
Canceled	(165,189)	16.11
Outstanding at December 31, 2002	1,423,062	$13.67

At December 31, 2002, 2001 and 2000, 1,145,937, 1,205,501 and 1,208,802 options were exercisable with a weighted average exercise price of $14.00, $14.20 and $13.96.

The following information applies to grants that are outstanding at December 31, 2002:

Range of exercise prices	Options outstanding: Number outstanding at period end	Weighted-average remaining contractual life	Weighted-average exercise price
$ 3.22	11,250	0.3 years	$ 3.22
$8.38 - $12.25	950,687	2.3 years	11.96
$13.25 - $18.33	461,125	2.5 years	17.73
	1,423,062		$13.67

Range of exercise prices	Options exercisable: Number exercisable at period end	Weighted-average exercise prices
$ 3.22	11,250	$ 3.22
$8.38 - $12.25	730,937	12.19
$13.25 - $18.33	403,750	17.58
	1,145,937	$14.00

The weighted average fair values of the options granted during 2002, 2001 and 2000 are $5.47, $6.34 and $7.76. The fair value of each option grant is estimated on the date of grant using the Black-Scholes options-pricing model with the following weighted-average assumptions used for all grants in 2002, 2001 and 2000; zero dividend yield; expected volatility of 40.8%, 47.3% and 42.5%, risk-free interest rate of 4.71%, 4.33% and 4.93% and expected lives of 6.85, 6.79 and 6.60 years.

Shares Repurchaced and Retired

In October 2002, the Company authorized a new stock buy-back program under which the Company may repurchase up to $5,000,000 of its common stock on the open market. The Company is funding the repurchases with available funds. The repurchase program is not expected to last more than twelve months or until such amount of common stock is repurchased..

In September 2001, the Company authorized a stock buy-back program under which the Company could repurchase up to $5,000,000 of its common stock in the open market. This program was replaced in 2002 by the above-mentioned program.

During 2002, 2001 and 2000, in connection with repurchase agreements, the Company repurchased 159,405, 26,554 and 3,210 shares of stock for total consideration of $1,522,318, $270,960 and $37,387.

NOTE J - RELATED PARTY TRANSACTION

The Company uses a public relations firm that is affiliated with one of the Company's directors. Total fees paid to this firm in 2002, 2001 and 2000 were approximately $188,000, $202,000 and $201,000.

NOTE K - CONSULTING AGREEMENT

The Company entered into a five year consulting agreement and issued a ten year warrant for the purchase of 337,500 shares of the Company's common stock at $7.33 per share, expiring December 1, 2006. Subsequently, an individual who contracts with the consulting firm was appointed a member of the Board of Directors. The warrant is exercisable and outstanding as of December 31, 2002.

The fair value of $2.24 per share was calculated on the date of grant using the average of the Black-Scholes and Shelton options-pricing models. Compensation costs were amortized over the life of the consulting agreement of $138,600 in 2001 and $151,200 in 2000. The compensation cost was fully amortized in 2001.

NOTE L - COMMITMENTS AND CONTINGENCIES

Litigation

The Company is subject to litigation in the normal course of its business. Management believes the outcome of such litigation will not have a material adverse effect on the operations or financial position of the Company.

Lease Residual Guarantee

The Company has guaranteed certain residual amounts of equipment financed by customers, generally 25% of the financed amount at the end of four years. Should the Company be required to make this payment, it will take title of the financed equipment. As of December 31, 2002, the total amount of future residual payments the Company may be required to make in the event of nonpayment by the customer was approximately $185,000. The Company believes the value of the acquired equipment will equal or exceed the amount of residual payment. Accordingly, the Company does not anticipate any loss will be incurred should any residual payment need to be made.

Note Receivable

The Company has a note receivable from a customer which is included with accounts receivable (balance of approximately $633,000 at December 31, 2002). The note bears interest at prime plus 2% (effective rate of 6.25% at December 31, 2002). The note is due in 48 monthly installments beginning March 2002. If the customer is successful in raising a minimum of $2.5 million through a private

Notes to Consolidated Financial Statements - continued

A.S.V., Inc. • Years ended December 31, 2002, 2001 and 2000

Note L - COMMITMENTS AND CONTINGENCIES - continued

placement offering, the Company has agreed to convert $500,000 of the note balance to shares of convertible preferred stock in the private placement.

NOTE M - MAJOR CUSTOMERS

Other than sales to Caterpillar (see note H), the Company had sales to one unaffiliated customer in 2001, which accounted for 16% of sales. No other customers accounted for over 10% of sales in the years presented. At December 31, 2001, the accounts receivable balance from the unaffiliated customer was approximately $706,000.

NOTE N - SUPPLEMENTARY FINANCIAL INFORMATION (unaudited)

The following table summarizes quarterly, unaudited financial data for 2002 and 2001.

	2002			
Quarters	1st	2nd	3rd	4th
(Dollars in thousands, except per share data)				
Net sales	$6,178	$14,714	$11,475	$11,870
Gross profit	1,425	3,472	2,122	1,603
Net earnings (loss)	(366)	1,014	527	178
Net earnings (loss) per common share				
Basic	(.04)	.10	.05	.02
Diluted	(.04)	.10	.05	.02

	2001			
Quarters	1st	2nd	3rd	4th
(Dollars in thousands, except per share data)				
Net sales	$12,955	$14,226	$12,053	$10,848
Gross profit	2,207	2,048	2,205	2,597
Net earnings	204	91	93	368
Net earnings per common share				
Basic	.02	.01	.01	.04
Diluted	.02	.01	.01	.04

Report of Independent Certified Public Accountants

A.S.V., Inc. -Years ended December 31, 2002, 2001 and 2000

Grant Thornton

Board of Directors
A.S.V., Inc.

We have audited the accompanying consolidated balance sheets of A.S.V., Inc. as of December 31, 2002 and 2001, and the related consolidated statements of earnings, changes in shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above, present fairly, in all material respects, the financial position of A.S.V., Inc. as of December 31, 2002 and 2001, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Grant Thornton LLP

Minneapolis, Minnesota
February 21, 2003

Directors, Officers and Investor Information

A.S.V., Inc.

Directors:

Gary D. Lemke
Chairman of the Board
President

Jerome T. Miner
Vice-Chairman of the Board
President
Jerry Miner Realty, Inc.
Grand Rapids, Minnesota (1)(2)

Edgar E. Hetteen
Vice President, Secretary

Leland T. Lynch
Chief Executive Officer
Carmichael Lynch, Inc.
Minneapolis, Minnesota

James H. Dahl
President
James Dahl & Company
(Private Investments)
Jacksonville, Florida (1)

R. E. "Teddy" Turner IV
Owner
Charleston Boatworks, Inc.
Charleston, South Carolina (1)(2)

Richard A. Benson
Vice President
Caterpillar Inc.
Peoria, Illinois

Robert R. Macier
Vice President
Caterpillar Inc.
San Diego, California

(1) Audit Committee
(2) Compensation and Stock Option Committee

Executive Officers:

Gary D. Lemke
President

Edgar E. Hetteen
Vice President, Secretary

Thomas R. Karges
Chief Financial Officer

Corporate Headquarters:

A.S.V., Inc.
840 Lily Lane
P.O. Box 5160
Grand Rapids, Minnesota 55744
(218) 327-3434
www.asvi.com

Transfer Agent:

Wells Fargo Bank Minnesota, N.A.
161 North Concord Exchange
P.O. Box 738
South St. Paul, Minnesota 55075
(800) 468-9716

Corporate Counsel:

Dorsey & Whitney LLP
Minneapolis, Minnesota

Independent Auditor:

Grant Thornton LLP
Minneapolis, Minnesota

Common Stock Information:

The Company's common stock is traded on the Nasdaq Stock Market® under the symbol "ASVI."

Common Stock High and Low Sale Price

Year Ended December 31, 2002

	High	Low
First Quarter	$ 13.70	$ 10.50
Second Quarter	12.70	10.80
Third Quarter	11.80	7.90
Fourth Quarter	10.20	6.55

Year Ended December 31, 2001

	High	Low
First Quarter	$ 12.69	$ 8.00
Second Quarter	13.80	10.70
Third Quarter	15.50	9.80
Fourth Quarter	12.65	8.75

The quotations above reflect the high and low inter-dealer bid prices, without retail markup, markdown or commissions.

As of April 9, 2003, there were approximately 260 shareholders of record holding shares of A.S.V., Inc. common stock. This number does not include shareholders who hold A.S.V., Inc. common stock in street name.

Dividend Policy

A.S.V., Inc. has never declared or paid a cash dividend on its common stock. The Company currently intends to retain earnings for use in the operation and expansion of its business and therefore does not anticipate paying any cash dividends in the foreseeable future.

Trademarks

Track Truck is a registered trademark and Posi-Track, RC-30, R-50, RC-50, RC-100, MTSS, RTSS, Posi-Turn, Posi-Tool and Snow Saver are trademarks of A.S.V., Inc.

A.S.V., Inc.
840 Lily Lane
Grand Rapids, MN 55744
A Caterpillar Affiliate
An Equal Opportunity Employer

218.327.3434
800.346.5954
www.asvi.com



April, 2003